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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-15605

EarthLink, Inc. 401(k) Plan

EarthLink, Inc.
1375 Peachtree St.
Atlanta, Georgia 30309

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
EarthLink Inc. 401(k) Plan
 Year ended December 31, 2001
with Report of Independent Auditors

EarthLink, Inc. 401(k) Plan

Financial Statements and
Supplemental Schedule

Year ended December 31, 2001

Contents

Report of Independent Auditors	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	8

Consent of Independent Auditors	Exhibit 23.1

Report of Independent Auditors

The Plan Administrators of the
EarthLink, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the EarthLink, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 24, 2002

EarthLink, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments, at fair value	$20,871,557	$8,577,002
Contributions receivable:
Employee	—	242,454
Employer	—	709,681

	—	952,135

	20,871,557	9,529,137

Liabilities
Excess contribution payable	77,954	—

	77,954	—

Net assets available for benefits	$20,793,603	$9,529,137

See accompanying notes.

EarthLink, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets:
Interest and dividend income	$332,373
Contributions:
Rollover	477,198
Employee	7,460,918
Employer	1,133,244

Total contributions	9,071,360
Transfers in from other Plan	6,786,126

Total additions	16,189,859
Deductions from net assets:
Net depreciation in fair value of investments	3,216,327
Benefit payments to participants	1,709,066

Total deductions	4,925,393

Net increase	11,264,466
Net assets available for benefits:
At beginning of year	9,529,137

At end of year	$20,793,603

See accompanying notes.

EarthLink, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2001

1.    Description of Plan

General

The following description of the EarthLink, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution 401(k) plan established on January 1, 1997 to provide benefits to the eligible employees of EarthLink, Inc. (the Company) in accordance with the provisions of the Plan agreement. All employees, as defined in the Plan agreement, are eligible to participate upon completion of three months of service. Effective January 1, 2001, all employees, as defined, are eligible to participate on the first of the month following 30 days of employment with the Company. The Company is the administrator of the Plan and Putnam Fiduciary Trust Company is the Plan trustee (the Trustee).

On February 4, 2000, MindSpring Enterprises and EarthLink Network, Inc. merged into the Company. Effective January 1, 2001, the MindSpring Enterprises, Inc. 401(k) Plan merged into the Plan. The actual asset transfer of the participants' accounts occurred in February 2001.

Contributions

Participants may contribute between 1% to 15% of their annual compensation on a pretax basis. At the discretion of the Board of Directors, the Company may make a matching contribution. During 2001, the Company matched 25% of the first 6% of base compensation that a participant contributed to the Plan.

Both Company matching contributions and participant contributions are invested as directed by the individual participants into the available investment funds. During 2001, the Company's Benefits Administrative Committee approved an amendment effective January 1, 2002, which allows for Company matching contributions of 33% of the first 6% of compensation, as defined, that a participant contributes to the Plan.

At December 31, 2000, the contribution receivable from the employer includes $663,936 related to special payments made in March 2001 to correct contributions in prior years.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching contributions, loan interest (if applicable) and an allocation of Plan earnings based upon investment elections.

Participants may change their investment elections at any time during the year. Pursuant to the Plan agreement, participant forfeitures can be used by the Company to (1) restore the participant's account in the event of rehire or (2) reduce any Company contributions. Participants who terminate employment other than by retirement, disability or death are entitled to all of their contributions plus a portion of the Company matching contributions based on years of service. The percentage of vesting in the Company's contributions is determined as follows: 25% after one full year of service, increasing 25% for each additional year of service up to 100% after four years of service. Participants are fully vested and entitled to receive their full account balance upon normal or early retirement, disability or death. Normal retirement age is 59 1/2 years.

Distribution of vested account balances will be made to participants following termination of employment from the Company or to the designated beneficiary or beneficiaries following a participant's death.

Withdrawals from pretax contributions may also be made upon the participant's ability to prove financial hardship.

Participant Loans

A participant may borrow against their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Loans bear interest at the prime rate plus 1%. As of December 31, 2001, the range of interest rates on loans outstanding was 6% to 10.5%. Loans are repaid in semi-monthly installments of principal and interest through direct payroll deductions. Loan repayment terms range from one to five years or in excess of five years for loans pertaining to the purchase of a participant's primary residence.

Forfeitures

Forfeitures result from participants terminating their employment with the Company prior to becoming fully vested in their Company matching contribution. Forfeitures are generally used to reduce future Company matching contributions. During 2001, approximately $202,000 of forfeitures were used to reduce employer contributions. At December 31, 2001, there was approximately $10,000 of forfeitures available to reduce future employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and or cease to make contributions under the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100% vested in their account balances.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting. Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Mutual funds are managed by the Plan's Trustee, and are carried at fair value as reported by the Trustee based on the fair value of each underlying fund's investments principally using quoted market values from national exchanges. Common stock is stated at fair value based on quoted market value from a national exchange. The participant loans are stated at face value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded based on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

Expenses

Certain administrative expenses were paid by the Plan's sponsor, including annual custodial fees, Form 5500 and SEC filing fees as well as professional fees.

3.    Investments

The following is a summary of investments held by the Plan that represent 5% or more of net assets at the end of the year:

	December 31
	2001	2000
Investments:
Mutual funds:
Putnam Money Market Fund	$1,337,241	$	*
Putnam Fund for Growth and Income	1,889,214		1,364,606
Putnam OTC and Emerging Growth Fund	1,507,535		1,040,840
Putnam New Opportunities Fund	3,178,804		2,661,021
Putnam Asset Allocation — Growth Portfolio	2,149,996		*
Putnam New Value Fund	1,352,006		688,531
Putnam International Growth Fund	1,220,960		657,098
Putnam Growth Opportunities Fund	2,311,581		558,943
Common stock:
EarthLink Inc. Common Stock	1,649,394		*
      *
      Investment balances represent less than 5% of net assets at year end.

The following table presents net appreciation (depreciation) in fair value of investments by major investment type for the year ended December 31, 2001:

Mutual funds	$(3,416,100)
Common stock	199,773

Net depreciation in fair value of investments	$(3,216,327)

4.    Party-in-Interest Transactions

Plan investments include shares of mutual funds managed by the Trustee and Company common stock, and therefore, these transactions qualify as party-in-interest transactions as allowed for under ERISA. Trustee and administrative fees paid by the Company on behalf of the Plan were $60,740 for the year ended December 31, 2001.

5.    Tax Status of the Plan

The Plan received a favorable opinion letter from the Internal Revenue Service dated April 16, 1997, stating that an employer who adopts the prototype non-standardized profit sharing plan can rely on the prototype's qualification as to the form of the Plan under Internal Revenue Code Section 401(a) therefore exempting the Plan from tax under Internal Revenue Code Section 501(a). Although the Plan has been amended since the date of the opinion letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code and relevant regulations to maintain its qualified status.

6.    Concentration of Market and Credit Risk

The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan's concentration of credit risk and market risk is dictated by the Plan's provisions as well as those of ERISA and the participants' investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Supplemental Schedule

EarthLink, Inc. 401(k) Plan

EIN: 58-2511877    Plan Number: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Asset	Current Value
*Putnam Fiduciary Trust Company	Money Market Fund	$1,337,241
*Putnam Fiduciary Trust Company	Balanced Retirement Fund	696,552
*Putnam Fiduciary Trust Company	Fund for Growth and Income	1,889,214
*Putnam Fiduciary Trust Company	High Yield Advantage Fund	281,236
*Putnam Fiduciary Trust Company	OTC and Emerging Growth Fund	1,507,535
*Putnam Fiduciary Trust Company	New Opportunities Fund	3,178,804
*Putnam Fiduciary Trust Company	Asset Allocation—Growth Portfolio	2,149,996
*Putnam Fiduciary Trust Company	New Value Fund	1,352,006
*Putnam Fiduciary Trust Company	International Growth Fund	1,220,960
*Putnam Fiduciary Trust Company	Income Fund	535,482
*Putnam Fiduciary Trust Company	Growth Opportunities Fund	2,311,581
*Putnam Fiduciary Trust Company	Research Fund	483,630
*Putnam Fiduciary Trust Company	Global Growth Fund	253,744
*Putnam Fiduciary Trust Company	Balanced Portfolio	450,560
*Putnam Fiduciary Trust Company	Conservative Portfolio	49,641
*Putnam Fiduciary Trust Company	S&P 500	873,101
*EarthLink Inc.	Common Stock, 135,529 shares	1,649,394

*Participant loans	Interest rates ranging from 6.00% to 10.50% and maturity dates through 2030	650,880

		$20,871,557

*
Indicates party-in-interest to the Plan as defined by ERISA.

REQUIRED INFORMATION

ITEM 1:    Not applicable

ITEM 2:    Not applicable

ITEM 3:    Not applicable

ITEM 4:    Financial statements and exhibit

    (a)
    Financial statements:

      Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the index to Financial Statements in lieu of the requirements of items 1 through 3 above.

    (b)
    Exhibit:

      Consent of Independent Auditors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, EarthLink Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2001 to be signed on its behalf by the undersigned hereunto duly authorized.

EarthLink, Inc. 401(k) Plan

Date: July 15, 2002

/s/ LEE ADREAN

Lee Adrean, Executive Vice President— Chief Financial Officer Chief Administrative Officer

QuickLinks

EarthLink, Inc. 401(k) Plan Financial Statements and Supplemental Schedule Year ended December 31, 2001
Contents
Report of Independent Auditors
EarthLink, Inc. 401(k) Plan Statements of Net Assets Available for Benefits
EarthLink, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2001
EarthLink, Inc. 401(k) Plan Notes to Financial Statements December 31, 2001
Supplemental Schedule
EarthLink, Inc. 401(k) Plan EIN: 58-2511877 Plan Number: 001 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
REQUIRED INFORMATION
  ITEM 1: Not applicable
  ITEM 2: Not applicable
  ITEM 3: Not applicable
  ITEM 4: Financial statements and exhibit
SIGNATURES